SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1 April 2004	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports Increased Revenues of NIS 142.9 Million in Q4 2003
EBITDA Reaches NIS 40.1 million in Q42003

NETANYA, Israel, March 31, 2004 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported that fourth-quarter 2003 revenues increased to NIS 142.9 million (US$32.6 million) from NIS 129.1 million (US$29.5 million) in fourth-quarter 2002. Revenues for all of 2003 increased 10% to NIS 545.5 million (US$124.6 million) from NIS 495.5 million (US$ 113.2 million) in 2002. The increased revenues, which came despite a decrease in total subscribers, stem from higher sales of tiering and fast Internet access services.

Fourth-quarter operating expenses totaled NIS 116.6 million (US$26.6 million) compared with NIS 116.3 million (US$26.6 million) in the year-earlier period. Operating expenses for 2003 decreased 8% to NIS 466.7 million (US$106.6 million) from NIS 507.4 million (US$115.9 million) for 2002. The decline is due mainly to lower programming and depreciation costs.

Gross profit for the quarter more than doubled to NIS 26.3 million (US$6 million) from NIS 12.8 million (US$2.9 million) in fourth-quarter 2002. For all of 2003, Matav reported gross profit of NIS 78.8 million (US$18.0 million) compared with a gross loss of NIS 11.9 million (US$2.7 million) for 2002.

Fourth-quarter selling and marketing expenses totaled NIS 14.5 million (US$3.3 million), compared with NIS 8.9 million (US$2 million) for fourth-quarter 2002. For full-year 2003, these expenses amounted to NIS 44 million (US$10 million) compared with NIS 40.6 million (US$9.3 million) in 2002. The increase in fourth-quarter expenses is due mainly to the launch of “HOT,” the joint brand of Israel’s three cable companies.

Fourth-quarter G&A expenses totaled NIS 8.8 million (US$2 million), compared with NIS 12.3 million (US$2.8 million) for fourth-quarter 2002. For full-year 2003, these expenses amounted to NIS 42.7 million (US$9.7 million) compared with NIS 46.1 million (US$10.5 million) in 2002. The decrease in fourth-quarter G&A expenses is due mainly to lower salary costs.

Fourth-quarter EBITDA improved 23% to NIS 40.1 million (US$9.2 million) from NIS 32.6 million (US$7.4 million) in fourth-quarter 2002. Full-year 2003 EBITDA more than doubled to NIS 147 million (US$33.6 million) from NIS 56.7 million (US$13 million) in 2002.

At December 31, 2003, Matav had 267,000 subscribers, compared with 275,000 at the end of 2002. During fourth-quarter 2003, the company’s ARPU rose to NIS 206.4 (monthly, including 18% value-added tax) compared with NIS 186 in the fourth quarter of 2002.

The company’s fast Internet access service has attracted more than 68,000 subscribers to date.

Fourth-quarter financing expenses declined to NIS 16.7 million (US$3.8 million) from NIS 21.2 million (US$4.8 million) for the comparable quarter in 2002. For 2003, financing expenses reached NIS 84 million (US$19.2 million) compared with NIS 48.1 million (US$11 million) for 2002. The full-year increase is attributed mainly to the 1.9% decrease in the Israeli CPI in 2003, while in 2002 the CPI increased 6.5%. The CPI decline caused higher real interest for the Company’s non-linked credit in shekels compared with the previous year.

Other income for the year 2003 reached NIS 81 million (US$18.5 million), mainly due to a capital gain from the sale of 2.1% of Partner Communications’ shares. For the year 2002 other income totaled NIS 278.5 (US$63.6 million), mainly due to a capital gain from the sale of 7.5% of Partner Communications’ shares.

Matav’s share in Partner’s profits was NIS 42.8 million (US$9.8 million) in 2003 compared with NIS 14.1 million (US$3.2 million) in 2002

Matav reported fourth-quarter net income of NIS 61.3 million (US$14 million), or NIS 2.04 (US$0.47) per ordinary share, compared with a net loss of NIS 48 million (US$10.9 million), or NIS 1.66 (US$0.38), for the year-ago quarter. The net loss for full-year 2003 was NIS 5.5 million (US$1.2 million), or NIS 0.19 (US$0.04) per ordinary share, compared with net income of NIS 33.8 million (US$7.7 million), or NIS 1.17 (US$0.26) per ordinary share, in 2002.

Matav’s CEO, Amit Levin, commented: “During the fourth quarter we launched, together with the two other Israeli cable companies, our joint brand, “HOT.” Our market surveys show that the new brand has rapidly reached a strong level of awareness among the public. At the same time, those surveys show that our customers now see even greater value in Matav’s first-quality products and services. We believe that the “HOT” brand will continue to strengthen the public’s perception of the cable companies and will boost the cable providers’ competitive position.

On March 15, 2004, Matav and its shareholders Dankner Investments Ltd. and Delek Investments Properties Ltd., entered into a memorandum of agreement with a leading Israeli mobile communications operator, Partner Communications Company Ltd, Pursuant to which Partner shall invest up to $137 million in Matav for up to 40% share of the Matav equity, and control of Matav. The memorandum will become binding only upon approval of the board of directors of each company. The transaction is also subject to significant conditions detailed in a press release issued by Matav on March 15, 2004.

“We believe that the Matav-Partner agreement, once and if it is finalized, will enable synergies between the companies and might also help us later on close the merger among the cable companies” Mr. Levin concluded.

Management will conduct a teleconference today at 10:00 a.m. U.S. Eastern Time. To participate, please dial +1-866-860-9642 in the United States and +972-3-918-0610 internationally, several minutes prior to the start of the conference.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include 5.3 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV - CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

			Convenience translation
	December 31,		December 31,
	2002	2003	2003
	Adjusted NIS		U.S. dollars
ASSETS:

CURRENT ASSETS:
Cash and cash equivalents	7,604	37,948	8,666
Accounts Receivables:
Trade	68,697	83,151	18,988
Other	17,837	19,765	4,514

Total current assets	94,138	140,864	32,168

INVESTMENTS AND LONG-TERM LOANS:
Investments in affiliates	22,400	66,807	15,256
Investments in other company	16,241	16,241	3,709
Long-term loans granted to employees	611	-	-
Severance pay fund, net	316	-	-
Investment in limited partnerships	-	2,057	470
Rights to broadcast movies and programs	-	34,927	7,976
Other receivables	-	885	202

	39,568	120,917	27,613

FIXED ASSETS:
Cost	1,987,219	2,028,447	463,221
Less - accumulated depreciation	995,221	1,151,622	262,987

	991,998	876,825	200,234

OTHER ASSETS AND DEFERRED CHARGES
Net of accumulated amortization	6,922	3,946	901

	1,132,626	1,142,552	260,916

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

			Convenience translation
	December 31,		December 31,
	2002	2003	2003
	Adjusted NIS		U.S. dollars
	(In thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:
Bank credit	514,123	435,403	99,430
Current maturities of debentures	33,730	33,701	7,696
Accounts payable and accruals:
Trade	84,056	94,699	21,626
Jointly controlled entity	2,682	17,690	4,040
Other	84,607	158,982	36,305

Total current liabilities	719,198	740,475	169,097

LONG-TERM LIABILITIES:
Severance pay liability, net	-	2,106	481
Loans and debentures (net of current maturities):
Loans from bank and others	142,085	127,403	29,094
Debentures	99,462	66,145	15,105
Customers' deposits for converters, net of
accumulated amortization	24,809	25,675	5,863

Total long-term liabilities	266,356	221,329	50,543

Total liabilities	985,554	961,804	219,640

SHAREHOLDERS' EQUITY:
Share capital	48,882	48,882	11,163
Additional paid-in capital	401,329	375,538	85,758
Accumulated deficit	(238,222)	(243,672)	(55,645)

	211,989	180,748	41,276
Company's shares held by consolidated company	(64,917)	-	-

Total shareholders' equity	147,072	180,748	41,276

	1,132,626	1,142,552	260,916

MATAV – CABLE SYSTEMS MEDIA LTD
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share and per ADS data)

					Convenience translation
	Three months ended December 31,		Year ended December 31,		Three months ended December 31,
	2002	2003	2002	2003	2003
	Adjusted NIS				U.S. dollars
	(Audited)	(Audited))	(Audited)	(Audited)	(Audited)

Revenue	129,147	142,948	495,536	545,480	32,644

operating expenses	116,317	116,612	507,437	466,686	26,630

Gross profit (loss)	12,830	26,336	(11,901)	78,794	6,014

Selling, marketing, general and administrative
expenses:
Selling and marketing	8,910	14,508	40,643	43,954	3,313
General and administrative	12,338	8,818	46,137	42,659	2,014

	21,248	23,326	86,780	86,613	5,327

Operating profit (loss)	(8,418)	3,010	(98,681)	(7,819)	687
Financial expenses, net	(21,223)	(16,659)	(48,089)	(83,958)	(3,804)
Other income )expenses), net	(15,007)	85,420	278,535	80,996	19,507

Income (loss) before taxes on income	(44,648)	71,771	131,765	(10,781)	16,390

Taxes on income	2,058	35,576	108,851	35,576	8,124

Income (loss) from operations of the Company
and its subsidiaries	(46,706)	36,195	22,914	(46,357)	8,266
Equity in earnings of affiliated companies,
net	(1,239)	25,108	10,910	40,907	5,734

Net income (loss)	(47,945)	61,303	33,824	(5,450)	14,000

Earnings (loss) per ordinary share	(1.66)	2.04	1.17	(0.19)	0.47

Earnings (loss) per ADS	(3.32)	4.08	2.35	(0.37)	0.93

Weighted average number of shares outstanding
in thousands	28,860	30,109	28,860	29,347	30,109

Weighted average number of ADSs outstanding in
thousands	14,430	15,055	14,430	14,674	15,055

Operating profit (loss)	(8,418)	3,010	(98,681)	(7,819)	687
Depreciation and amortization (included Income
from amortization of deposits for converters)	41,005	37,084	155,416	154,811	8,469

Memo EBITDA(*)	32,587	40,094	56,735	146,992	9,156

(*) EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented soley in order to improve the understanding of the Company’s operating results and to provide futher a perspective regarding these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA shuld not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

EBITDA may not be indicative of the historic operating results of the Company. nor is meant to be predictive of potential future results. Reconcillation between our cash flows from operating activities and EBIDTA is presented in the attached summary financial statements.